UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2010

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On January 31, 2011, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2010. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: February 1, 2011

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated January 31, 2011

5

Exhibit 99.1

QIAGEN Reports Full-Year and Fourth Quarter 2010 Results

•	Full-year net sales of $1.09 billion achieve target, with +8% CER organic growth excluding swine flu-related products

•	Full-year adjusted EPS of $0.93 ($0.94 CER) achieves target as productivity initiatives underpin adjusted operating income margin of 28% (29% CER)

•	Strategic initiatives led by successful rollout of versatile QIAsymphony RGQ system, focus on Europe; first of several U.S. assay submissions in 2011

•	Molecular content investments creating value for all customer classes – highlighted by initiatives to build on leadership in companion diagnostics

•	QIAGEN expects adjusted earnings to grow at a faster pace than sales in 2011, focus on expansion to further accelerate growth in 2012

Venlo, The Netherlands, January 31, 2011 – QIAGEN N.V. (Nasdaq: QGEN; Frankfurt Prime Standard: QIA) today announced results of operations for the fourth quarter and the 12-month period ended December 31, 2010. Net sales and adjusted earnings per share for both periods were in line with expectations provided by QIAGEN on November 8, 2010.

“QIAGEN delivered solid results in a changing environment in 2010 and made significant progress in further expanding our position in our customer classes, particularly molecular diagnostics, by leveraging our global leadership in sample and assay technologies,” said Peer Schatz, Chief Executive Officer of QIAGEN N.V.

“Key milestones in 2010 included the successful launch of QIAsymphony RGQ, a highly versatile automated platform with potential to drive the dissemination of molecular diagnostics. Our technology portfolio to analyze valuable molecular content increased significantly, particularly in companion diagnostics that guide the use of medicines. Sales grew across all of our customer classes. Strong growth in personalized healthcare and profiling more than offset lower prevention sales in the fourth quarter, where successful HPV market conversion initiatives were hampered by economic conditions that caused a sharp decline in doctors’ office visits.

“We are focused in 2011 on expanding our strategic position and positioning QIAGEN to further accelerate growth in 2012. QIAGEN expects adjusted earnings to improve at a faster pace than sales due to the benefits of operational excellence initiatives. We are broadening and strengthening our product offering with a number of important regulatory submissions, including the first of several new assays in the U.S. for use on QIAsymphony RGQ. We are also expanding into fast-growing markets, particularly in Asia, and have begun operations in India. As the molecular biology revolution shapes the future of healthcare and the life sciences, QIAGEN is playing a critical role in making improvements in life possible and is well-positioned for sales and earnings growth.”

Full-Year 2010 Results

QIAGEN’s Fiscal Year 2010

in $ millions, except per share information	12M 2010	12M 2009	Growth

Net sales	1,087.4	1,009.8	8%
Net sales at constant exchange rates	1,087.2	1,009.8	8%
Operating income, adjusted	308.2	296.1	4%
Net income, adjusted	222.7	199.6	12%
EPS, adjusted (in $)	0.93	0.93

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 8% (+8% at constant exchange rates, or CER) to $1,087 million in 2010 from $1,010 million in 2009, and rose 12% CER when excluding swine flu-related products. Operating income of $188.5 million rose 5% from $180.2 million in 2009. Net income grew 5% to $144.3 million from $137.8 million in 2009, while diluted earnings per share were $0.60 (based on 240.5 million weighted average shares and share equivalents outstanding) in 2010 compared to $0.64 in 2009 (based on 213.6 million weighted average shares and share equivalents outstanding).

Adjusted operating income in 2010 rose 4% to $308.2 million from $296.1 million in 2009, with the adjusted operating income margin steady at 29% CER in 2010 compared to the previous year. Adjusted net income advanced 12% to $222.7 million in 2010 from $199.6 million in 2009. Adjusted diluted earnings per share were unchanged at $0.93 in both years.

Results for the fourth quarter and full-year 2010 include the results of operations from recent acquisitions, notably SABiosciences Corporation (acquired in December 2009) and DxS Ltd. (acquired in September 2009). Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“QIAGEN maintained its position of delivering growth with improved profitability in 2010, and we achieved our financial targets for the fourth quarter,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We believe our adjusted earnings growth will continue to advance faster than sales as a result of operational excellence initiatives. Our strong financial position, underpinned by our healthy balance sheet and increasing free cash flow, provides us with strategic flexibility to strengthen our businesses through double-digit investments in R&D as well as through targeted acquisitions.”

Fourth Quarter 2010 Results

QIAGEN’s Fourth Quarter 2010

in $ millions, except per share information	Q4 2010	Q4 2009	Growth

Net sales	286.0	289.1	-1%
Net sales at constant exchange rates	289.5	289.1	0%
Operating income, adjusted	82.4	83.4	-1%
Net income, adjusted	62.0	57.6	8%
EPS, adjusted (in $)	0.26	0.24

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales in the fourth quarter of 2010 declined 1% to $286.0 million, but were unchanged at constant exchange rates (CER), and rose 7% CER when excluding swine flu-related products. Operating income rose 18% to $50.8 million from $42.9 million in the same quarter of 2009. Net income declined 18% to $36.3 million from $44.5 million in the 2009 quarter, which included a one-time tax-free gain of $11 million from the sale of an investment. Diluted earnings per share in the 2010 quarter were $0.15 (based on 239.4 million weighted average shares and share equivalents outstanding) compared to $0.18 in the fourth quarter of 2009 (based on 241.0 million weighted average shares and share equivalents outstanding).

Adjusted operating income declined 1% to $82.4 million in the fourth quarter of 2010 from $83.4 million in the 2009 quarter, while adjusted net income rose 8% to $62.0 million in the 2010 period from $57.6 million in the comparable 2009 period. Adjusted diluted earnings per share rose to $0.26 from $0.24 in the fourth quarter of 2009. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

Business Review

Improved performances in all customer classes in 2010 drove organic sales growth of 8% CER when excluding significant one-time contributions from swine flu-related products in 2009. Acquisitions within the last 12 months provided an additional four percentage points, resulting in 12% CER total sales growth.

Among product categories (excluding swine flu-related sales), consumables and related revenues in 2010 represented 85% of net sales and grew 12% CER over 2009. Instrumentation represented 15% of net sales in 2010 and rose 12% CER.

At constant exchange rates, the Americas (48% of sales), Europe (38% of sales) and Asia/Japan (12% of sales) all advanced at solid growth rates in 2010 compared to 2009.

For the fourth quarter (excluding swine flu-related products), organic sales were up 4% CER, with acquisitions providing three percentage points and resulting in 7% CER total sales growth compared to the particularly strong year-ago performance. Consumables and related revenues rose 8% CER from the 2009 period, while instrument sales rose 2% CER.

Total CER growth rates and customer class contributions below are shown excluding swine flu-related sales:

Molecular diagnostics (48% of total sales) increased on solid demand in several areas of healthcare, particularly the profiling portfolio used primarily for infectious disease testing. Full-year sales rose 14% CER over 2009, while sales in the fourth quarter grew 7% CER over the 2009 period. In prevention, sales of HPV screening tests and genotyping solutions declined as expected in the fourth quarter of 2010, as successful U.S. market adoption initiatives – which have increased penetration to more than 40% in 2010 – were offset by the economically induced, significant decline in patient visits to doctors. Dynamic growth in personalized healthcare was underpinned by the more than 15 projects under way with pharmaceutical companies to develop companion diagnostics.

Applied testing (6% of total sales) benefited from major portfolio expansion initiatives that added more than 80 new tests during 2010 to address new European standards in forensic testing and food safety. Full-year sales rose 22% CER, while sales grew 5% CER in the fourth quarter over the 2009 quarter, and were supported by double-digit CER sales growth in consumables.

Pharma (21% of total sales) gained on contributions from products used in drug development, while demand in drug discovery remained soft, mainly hampered by pharmaceutical industry consolidation. Full-year sales rose 9% CER, while sales growth in the fourth quarter was 11% over the 2009 period.

Academia (25% of total sales) achieved 10% CER total sales growth in 2010, reaffirming indications for a solid longer-term outlook and more than compensating for a slower performance in the second half of the year. Sales in the fourth quarter rose 5% CER compared to the year-ago period.

Focus on expansion in 2011 to further accelerate growth in 2012

QIAGEN is making rapid progress on strategic initiatives to leverage its global leadership in sample and assay technologies to expand its position in all customer classes. A key focus is molecular diagnostics, which is transforming human healthcare through the increasing use of technologies to unlock and analyze valuable molecular content from biological materials. Molecular diagnostics currently provides approximately half of QIAGEN’s sales, and this contribution is expected to grow rapidly in these four pillars: prevention, profiling, personalized healthcare and point of need testing.

Capitalizing on industry-leading R&D activities, QIAGEN continues to build its product portfolio across its customer classes – with 86 new product launches in 2010 – and expand in high-growth geographic markets, particularly in Asia.

A key 2010 milestone was the successful European launch of QIAsymphony RGQ, a next-generation automated modular testing platform that addresses customer demands for a versatile mid-throughput system and is expected to drive the global expansion of QIAGEN’s molecular tests for profiling and personalized healthcare. QIAsymphony RGQ is the first modular system that automates entire laboratory workflows from initial sample preparation to final result. It also allows customers to run commercial assays as well as to develop and conduct their own PCR-based tests. The European launch began in late 2010 with a broad range of molecular tests, including virology assays such as HIV, HCV and HBV (hepatitis C and B) as well as tests related to organ transplantation and other advanced tests.

The U.S. introduction of QIAsymphony RGQ will be accompanied by an extensive development program involving over 10 molecular assays that are expected to increasingly improve the value of this instrument to customers, particularly hospital laboratories that are only now starting to adopt molecular technologies. Regulatory submissions planned for 2011 include assays involving the infectious diseases CMV (cytomegalovirus) and EBV (Epstein-Barr virus) as well as for influenza. Assay development programs are also set to begin in 2011 involving the infectious diseases HIV-1, HBV and HCV. QIAGEN gained access to HIV-1 and HCV, which are among the most frequently performed molecular diagnostic tests in the U.S., through an agreement with Abbott in October 2010.

As an important future growth driver in molecular diagnostics, QIAGEN is positioned as a global leader in personalized healthcare with more than 15 projects to develop companion diagnostics for leading pharmaceutical companies. These molecular assays, which are used on QIAsymphony RGQ, provide information to guide treatment decisions, particularly in cancer patients. In Europe, a series of QIAGEN companion diagnostics have received regulatory approvals. In the U.S., the modular submission of the therascreen KRAS assay, which determines the gene mutation status in patients with metastatic colon cancer, began in late 2010 and is expected to be completed in the first half of 2011. Approval of the KRAS assay would mark another milestone in creating this business, which benefited greatly from the September 2009 acquisition of DxS and subsequent integration in 2010. In addition to KRAS, development programs are under way involving biomarkers including those targeting BRAF, EGFR as well as PI3K, for which QIAGEN acquired a global and co-exclusive license in 2009, and also for several other proprietary biomarkers.

Building on the acquisitions of SABiosciences and DxS, QIAGEN continues to strengthen its capabilities in analyzing molecular content. In January 2011, QIAGEN has agreed to acquire a strategic stake in Alacris Theranostics GmbH, a German company using proprietary technologies to develop individualized therapy approaches based upon a patient’s genomic profile. QIAGEN gained an exclusive option to access all biomarkers emerging from this discovery program.

Alacris uses a proprietary modeling system to analyze clinical sample data based on next-generation and other whole genome, transcriptome, epigenome and other analyte sequencing technologies. Biomarkers selected from this research can be formatted into targeted real-time PCR-based assays that QIAGEN can commercialize in its pharmaceutical development assay portfolio or its therascreen molecular diagnostics portfolio for use on the QIAsymphony RGQ platform.

In prevention, which at this point primarily involves HPV tests in the U.S. to screen women for risk of cervical cancer, market conversion initiatives are being expanded to include major hospital networks and managed care organizations, building on the 40% market conversion level achieved in 2010. The sharp decline in patient visits to physicians for prevention screening tests in the U.S. during 2010, which was driven by challenging economic conditions, is expected to moderate slightly during 2011. QIAGEN expects higher HPV sales in 2011 based on further success in U.S. market conversion initiatives, while also taking into account factors that include the anticipated entry of competitors during the year. Initiatives are also continuing in key European markets to drive adoption of HPV testing.

Expansion into new high-potential geographic markets is a core priority. In China, which has become the company’s third-largest geographic market, QIAGEN has established a presence with about 350 employees in sales, marketing and manufacturing. In India, a new organization was created in January 2011, marking the direct entry into another of the world’s fastest-growing healthcare markets. Expansion initiatives targeting other markets are being developed.

QIAGEN is considering various targeted acquisitions in line with its focused, consistent and value-creating strategy. Acquisitions in the past have provided access to complementary technologies, commercial capabilities and new geographic markets. Among examples of the success of this strategy are the integrations of SABiosciences and DxS, which were both completed ahead of schedule in 2010 following acquisitions in 2009. Both have significantly contributed to the expansion of QIAGEN’s positions in molecular content and personalized healthcare.

2011 outlook

QIAGEN aims to expand faster than its markets in 2011, delivering earnings growth at a faster pace than net sales. Full-year net sales are expected to rise approximately 5-7% CER, reflecting organic growth and no meaningful contributions from acquisitions completed in 2010. Adjusted earnings per share are expected to grow approximately 7-13% CER. Results are expected to be soft in the first quarter of 2011, but to move toward substantially higher growth rates later in the year, driven by a combination of increased sales volumes and new product launches. These expectations do not take into account any acquisitions that could be completed during the year and an improving economic environment, which could provide additional growth contributions.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during a conference call on Tuesday, February 1, 2011, at 9:30 ET / 15:30 CET. The corresponding presentation slides will be available for download shortly before the conference call at www.qiagen.com/goto/ConferenceCall, and a webcast is available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. QIAGEN provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs nearly 3,600 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between business segments, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Investor Relations		Public Relations
Dr. Solveigh Mähler	+49 2103 29 11710	Dr. Thomas Theuringer	+49 2103 29 11826
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Twelve months
(in thousands, except per share data)	ended December 31,
	2010	2009
Net sales	1,087,431	1,009,825
Cost of sales	371,869	342,752

Gross profit	715,562	667,073

Operating expenses:
Research and development	126,040	107,900
Sales and marketing	267,484	244,814
General and administrative, integration and other	110,009	115,933
Acquisition-related intangible amortization	23,492	18,221

Total operating expenses	527,025	486,868

Income from operations	188,537	180,205

Other income (expense):
Interest income	4,457	3,522
Interest expense	(27,815)	(29,641)
Other income, net	7,942	18,244

Total other expense	(15,416)	(7,875)

Income before provision for income taxes	173,121	172,330
Provision for income taxes	28,810	34,563

Net income	144,311	137,767

Weighted average number of diluted common shares	240,483	213,612

Diluted net income per common share	$0.60	$0.64

Diluted net income per common share, adjusted	$0.93	$0.93

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months
(in thousands, except per share data)	ended December 31,
	2010	2009
Net sales	286,032	289,077
Cost of sales	97,008	100,965

Gross profit	189,024	188,112

Operating expenses:
Research and development	34,039	30,560
Sales and marketing	69,852	68,957
General and administrative, integration and other	28,747	39,723
Acquisition-related intangible amortization	5,614	5,933

Total operating expenses	138,252	145,173

Income from operations	50,772	42,939

Other income (expense):
Interest income	1,040	980
Interest expense	(6,912)	(7,504)
Other income, net	474	12,996

Total other (expense) income	(5,398)	6,472

Income before provision for income taxes	45,374	49,411
Provision for income taxes	9,084	4,947

Net income	36,290	44,464

Weighted average number of diluted common shares	239,393	241,018

Diluted net income per common share	$0.15	$0.18

Diluted net income per common share, adjusted	$0.26	$0.24

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)	December 31, 2010	December 31, 2009
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	828,407	825,557
Short-term investments	106,077	40,000
Accounts receivable, net	197,418	193,737
Income taxes receivable	10,920	12,907
Inventories, net	126,633	130,851
Prepaid expenses and other	64,402	96,893
Deferred income taxes	30,731	33,525

Total current assets	1,364,588	1,333,470

Long-Term Assets:
Property, plant and equipment, net	345,664	317,467
Goodwill	1,352,281	1,337,064
Intangible assets, net	753,327	752,296
Deferred income taxes	37,182	26,387
Other assets	60,953	29,780

Total long-term assets	2,549,407	2,462,994

Total assets	3,913,995	3,796,464

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	47,803	43,775
Accrued and other liabilities	209,054	252,116
Income taxes payable	25,211	10,727
Current portion of long-term debt	75,835	50,000
Deferred income taxes	30,504	18,912

Total current liabilities	388,407	375,530

Long-Term Liabilities:
Long-term debt, net of current portion	797,171	870,000
Deferred income taxes	200,667	212,690
Other liabilities	51,397	47,075

Total long-term liabilities	1,049,235	1,129,765

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized - 410,000 shares
Issued and outstanding - 233,115 shares in 2010 and 232,074 shares in 2009	2,724	2,711
Additional paid-in capital	1,648,985	1,622,733
Retained earnings	759,890	615,579
Accumulated other comprehensive income	64,754	50,146

Total shareholders’ equity	2,476,353	2,291,169

Total liabilities and shareholders’ equity	3,913,995	3,796,464

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Twelve months ended December 31, 2010

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	1,087.4	715.6	188.5	173.1	(28.8)	144.3	$0.60

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	1.3	20.8	20.6	(8.1)	12.5	0.05
Purchased intangibles amortization	—	61.8	85.3	85.3	(30.1)	55.2	0.23
Share-based compensation	—	0.9	13.6	13.6	(2.9)	10.7	0.05

Total adjustments	—	64.0	119.7	119.5	(41.1)	78.4	0.33

Adjusted results	1,087.4	779.6	308.2	292.6	(69.9)	222.7	$0.93

*	Using 240.5 M diluted shares

Twelve months ended December 31, 2009

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported Results	1,009.8	667.1	180.2	172.3	(34.5)	137.8	$0.64

Adjustments:
Business integration, acquisition related and restructuring costs	—	7.4	34.4	34.4	(11.3)	23.1	0.11
Purchased intangible amortization	—	53.6	71.8	71.8	(25.6)	46.2	0.22
Share-based compensation	—	0.8	9.7	9.7	(2.9)	6.8	0.03
Income from divestitures and other acquisition related income	—	—	—	(12.9)	(3.2)	(16.1)	(0.08)
Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2.7	(0.9)	1.8	0.01

Total adjustments	—	61.8	115.9	105.7	(43.9)	61.8	0.29

Adjusted results	1,009.8	728.9	296.1	278.0	(78.4)	199.6	$0.93

*	Using 213.6 M diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended December 31, 2010

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	286.0	189.0	50.8	45.4	(9.1)	36.3	$0.15

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.4	6.6	7.1	1.0	8.1	0.03
Purchased intangibles amortization	—	15.8	21.4	21.4	(7.5)	13.9	0.06
Share-based compensation	—	0.3	3.6	3.6	0.1	3.7	0.02

Total adjustments	—	16.5	31.6	32.1	(6.4)	25.7	0.11

Adjusted results	286.0	205.5	82.4	77.5	(15.5)	62.0	$0.26

*	Using 239.4 M diluted shares

Three months ended December 31, 2009

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	289.1	188.1	42.9	49.4	(4.9)	44.5	$0.18

Adjustments:
Business integration, acquisition related and restructuring costs	—	4.2	17.9	17.9	(6.3)	11.6	0.05
Purchased intangibles amortization	—	14.3	20.2	20.2	(7.5)	12.7	0.05
Share-based compensation	—	0.1	2.4	2.4	(0.7)	1.7	0.01
Income from divestitures and other acquisition related income	—	—	—	(10.5)	(2.4)	(12.9)	(0.05)

Total adjustments	—	18.6	40.5	30.0	(16.9)	13.1	0.06

Adjusted results	289.1	206.7	83.4	79.4	(21.8)	57.6	$0.24

*	Using 241.0 M diluted shares